Exhibit 10.q
January 18, 2007
Mr. Thomas C. Tiller
Polaris Industries Inc.
2100 Highway 55
Medina, MN 55340
     Re:      Employment Agreement
Dear Mr. Tiller:
     On behalf of the Board of Directors of Polaris Industries Inc., a Minnesota corporation (“Polaris”), I am writing regarding your continuing employment with Polaris. This letter agreement (the “Agreement”) amends, restates, replaces and supersedes, effective as of January 1, 2007, that letter agreement between you and Polaris dated February 20, 2006, and is written for the purpose of setting forth the terms and conditions of your continued employment by Polaris and to protect Polaris’ knowledge, expertise, and relationships and the confidential information Polaris has developed about its customers, suppliers, products, operations and services.
     1. Title and Position.
     During the term of your employment hereunder you shall be employed as Chief Executive Officer of Polaris and, subject to the supervision and control of the Board of Directors of Polaris, perform such duties, have such power and exercise such supervision and control with regard to the business of Polaris as are commonly associated with or appropriate to the office of Chief Executive Officer, including but not limited to the day-to-day general management, supervision and control of all of the businesses and operations of Polaris and its subsidiaries. In discharging your duties and responsibilities, you may also serve as an executive officer and/or director of any direct or indirect subsidiary of Polaris or as a director or in an equivalent capacity of entities in which Polaris has an investment. During the term of your employment hereunder you shall apply on a full-time basis (allowing for ordinary course vacations and sick leave) all of your skill and experience to the performance of your duties in your position with Polaris and its subsidiaries. It is understood that you may have other business investments and participate in other business ventures which may, from time to time, require minor portions of your time, but which will not interfere or be inconsistent with your duties under this letter agreement.
     2. Term of Employment.
     Unless sooner terminated as provided in Section 5 below, your employment under the terms of this Agreement shall commence as of January 1, 2007 and shall continue until December 31, 2008 (such period referred to herein as the “Term”).

     3. Compensation and Benefits.
     (a) Base Salary. During the term of your employment hereunder, you will be paid a base annual salary (“Base Salary”) in the amount of $750,000, payable in accordance with Polaris’ customary payroll policy, less all applicable withholdings and deductions. Your Base Salary may, at the discretion of the Board of Directors, be increased during the term of your employment under this Agreement.
     (b) Annual Cash Incentive Compensation. During the term of your employment hereunder, you will continue to participate in Polaris’ Senior Executive Annual Incentive Compensation Plan (the “Plan”). The Compensation Committee of the Board of Directors will determine, in accordance with the Plan, on an annual basis the actual amount of any performance incentive award (“Annual Bonus”) to be awarded to you under the Plan. During the term of your employment you will be eligible to receive a target annual payment under the Plan equal to 200 percent of your Base Salary (the “Bonus Target Amount”) subject to the performance criteria established by the Compensation Committee under the Plan.
     (c) Stock Option Grant. On or before January 31, 2007, you will be granted a stock option to purchase 192,000 shares of Polaris common stock at an exercise price per share equal to the fair market value of a share of Polaris common stock on the date of grant (the “2007 Stock Option”). The 2007 Stock Option will be granted under and subject to the terms and conditions of the Polaris Industries Inc. 1995 Stock Option Plan (the “Stock Option Plan”) and the form of the nonqualified stock option agreement attached as Exhibit A hereto. The 2007 Stock Option is intended to be in lieu of any annual grants of stock options that might otherwise be awarded to you at the time that Polaris might award stock options to other members of Polaris’ management group.
     (d) Performance Restricted Share Award. On or before January 31, 2007, you will be granted a performance restricted share award for 40,000 shares of Polaris common stock (the “2007 Performance Restricted Share Award”). The 2007 Performance Restricted Share Award will be issued in accordance with and subject to the terms and conditions of the Polaris Industries Inc. Restricted Stock Plan (the “Restricted Stock Plan”) and the form of performance restricted share award attached as Exhibit B hereto. The 2007 Performance Restricted Share Award is intended to be in lieu of any annual grants of restricted shares that might otherwise be awarded to you at the time that Polaris awards restricted shares to other members of Polaris’ management group and in lieu of any awards under the Polaris Industries Inc. Long Term Incentive Plan (“LTIP”) that might otherwise be awarded to you at the time that Polaris makes awards under the LTIP to other members of Polaris’ management team.

     (e) Supplemental Perquisites. During the term of your employment hereunder, you will participate in Polaris’ benefit programs and receive the perquisites made available by Polaris to its executive officers, including without limitation, medical, dental and life insurance coverage, financial planning and tax preparation services, 401(k) retirement savings plan and Supplemental Executive Retirement Plan participation and a country club membership.
     4. Change in Control Agreement
     The Change in Control Agreement between you and Polaris dated April 1, 1998 is hereby ratified and confirmed in its entirety.
     5. Termination
     (a) Termination of Agreement
     (i) This Agreement and your employment hereunder may be terminated at any time by the mutual written agreement of you and Polaris.
     (ii) This Agreement and your employment hereunder may be terminated by Polaris for any reason and at any time upon 30 days’ prior written notice to you.
     (iii) You may resign your employment and terminate this Agreement without Good Reason (as defined below) upon 30 days’ prior written notice to Polaris.
     (iv) This Agreement and your employment hereunder will automatically terminate upon your death or permanent disability as defined in Polaris’ long term disability plan then in effect.
     (v) This Agreement and your employment hereunder may be terminated by Polaris for Cause (as defined below) immediately upon written notice to you.
     (vi) This Agreement and your employment hereunder may be terminated by you for Good Reason upon 30 days’ prior written notice from you to Polaris specifying such Good Reason, provided that such notice is given within 120 days of such Good Reason; and provided further that the events giving rise to such Good Reason shall not have been remedied as of the date of such notice.
     (b) Termination of Employment Upon Death or Disability. If your employment with Polaris is terminated under Section 5(a)(iv) due to death or disability, then upon termination of your employment:
     (i) Polaris will pay to you or your beneficiaries, as appropriate, your Base Salary pro rata through the date of termination, when such salary would customarily be paid;
     (ii) Polaris will pay to you or your beneficiaries, as appropriate, an Annual Bonus for the year of termination equal in amount to the Bonus Target Amount for such year pro rated through the date of termination, which Annual Bonus would be payable at the time that bonuses for the year of termination would customarily be paid;

     (iii) If the effective date of such termination occurs before the payment of the Annual Bonus for any preceding year has been paid to you, Polaris will pay to you or your beneficiaries, as applicable, the amount of the Annual Bonus for such preceding year at the time that bonuses are paid for such year to other executives of Polaris; and
     (iv) Notwithstanding anything to the contrary in the applicable option or award agreements, any outstanding stock options (including the 2007 Stock Option) or restricted share awards (other than the 2007 Performance Restricted Share Award which shall vest in accordance with its terms) awarded to you under the Stock Option Plan or the Restricted Stock Plan shall vest immediately.
     (c) Termination of Employment by Polaris for Cause or by You without Good Reason. If your employment with Polaris is terminated by Polaris under Section 5(a)(v) for Cause, or by you under Section 5(a)(iii) without Good Reason, then upon termination of your employment:
     (i) Polaris will pay you your Base Salary pro rata through the date of termination, when such salary would customarily be paid;
     (ii) If the effective date of such termination occurs before the payment of the Annual Bonus for any preceding year has been paid to you, Polaris will pay the amount of the Annual Bonus for such preceding year at the time that bonuses are paid for such year to other executives of Polaris;
     (iii) Notwithstanding anything to the contrary in the applicable option or award agreements, all of your theretofore outstanding stock options awarded to you under the Stock Option Plan and unvested restricted share awards awarded to you under the Restricted Stock Plan shall terminate immediately; and
     (iv) You may purchase health insurance under the then existing health insurance plans of Polaris in accordance with applicable government requirements, including COBRA.
     (d) Termination of Employment by Polaris Without Cause or by You for Good Reason. If your employment is terminated by Polaris under Section 5(a)(ii) without Cause or if your employment with Polaris is terminated by you under Section 5(a)(vi) for Good Reason, then upon termination of your employment:
     (i) Polaris will pay to you your Base Salary pro rata through the date of termination, when such salary would customarily be paid;
     (ii) Polaris will pay to you within 45 days of the date of termination of employment, in a lump sum less all applicable withholdings, an amount equal to the lesser of (A) 24 months of your then annual Base Salary, and (B) your then annual Base Salary for the remainder of the Term following the effective date of termination;

     (iii) Polaris will pay to you an Annual Bonus for the year of termination and for any subsequent year remaining in the Term, each equal to the Bonus Target Amount for the year of termination, which Annual Bonus or Annual Bonuses shall be payable at the time or times that such Annual Bonus or Annual Bonuses would customarily be paid;
     (iv) If the effective date of such termination occurs before payment of the Annual Bonus for any preceding year has been paid to you, Polaris will pay you the amount of such Annual Bonus for such preceding year at the time that bonuses are paid to other executives of Polaris;
     (v) Polaris will provide you with medical and dental insurance coverage substantially the same as provided to other executives of Polaris for a period ending on the earlier of (A) the second anniversary of the date of termination of your employment, (B) December 31, 2008, or (C) the date upon which you became employed by another employer; and
     (vi) Notwithstanding anything to the contrary contained in the applicable option agreement, any unvested stock options (including the 2007 Stock Options) awarded to you under the Stock Option Plan that would, in accordance with their terms, otherwise vest on or before the first anniversary of the date of termination of your employment shall vest immediately and shall be exercisable by you during a period ending on the first anniversary of the date of termination of your employment.
     (vii) Notwithstanding anything to the contrary contained in an applicable award agreement, any unvested restricted share awards awarded to you under the Restricted Stock Plan (other than the 2007 Performance Restricted Share Award which shall vest in accordance with its terms) that would otherwise vest on or before the first anniversary of the date of termination of your employment shall vest immediately.
     (e) Definitions. For purposes of this Agreement:
     (i) “Cause” means (A) the willful and continued failure by you to substantially perform your duties hereunder (other than any such failure resulting from incapacity due to physical or mental illness) after a written demand for substantial performance has been delivered by the Board of Directors of Polaris which specifically specifies the manner in which the Board of Directors believes you have not substantially performed your duties; (B) the willful engaging by you in gross negligence, illegal conduct or gross misconduct which is materially and demonstrably injurious to Polaris; (C) you are convicted of, or enter a guilty or nolo contendere plea with respect to, a felony; or (D) any other willful and material breach of this Agreement by you that you have not remedied within a reasonable time after receipt of a written notice from the Board of Directors of Polaris that specifically identifies such breach.
     For purposes of this paragraph, no act, or failure to act, on your part will be deemed “willful” unless done, or omitted to be done, by you not in good faith and without reasonable belief that your action or omission was in the best interest of Polaris.

     (ii) “Good Reason” means any of (A) a material reduction or diminution of your title or in the scope of your authority and responsibility as an executive of Polaris (other than isolated, insubstantial actions not taken in bad faith and which are remedied by Polaris upon notice to Polaris, or as temporarily required due to your illness or injury), (B) a reduction in your base compensation; (C) Polaris requires your principal place of employment to be other than at its principal executive offices; or (D) Polaris otherwise fails to perform any of its material obligations to you.
     (f) Waiver of Claims; Withholding. All amounts payable under this Agreement will be net of any applicable requisite tax withholding and in lieu of any other rights or claims you may have against Polaris including under the Change in Control Agreement referred to in Section 4 above, all of which such rights or claims you hereby waive.
     All payments to be made under this Agreement will be less applicable withholding or deductions.
     6. Proprietary Information; Noncompetition.
     (a) Proprietary Information. Except with the prior written permission of Polaris, you agree that you will not, through the actual date of any termination of your employment with Polaris and for a period of 60 months thereafter, disclose or use any Proprietary Information (as defined below) of Polaris or any of its subsidiaries of which you become informed during your employment with Polaris, whether or not developed by you, except as required by your duties to Polaris or any of its subsidiaries. Proprietary Information means, as to Polaris or any of its subsidiaries, business plans, operating plans, procedures or manuals, financial statements, projections or reports, or other confidential information of the Company, excluding, however, (i) such information which is then or later becomes generally available to the public other than through you; (ii) such information which is received by you from a third party owing no obligation of confidentiality to Polaris; and (iii) such information which has been or is later disclosed by Polaris to an unrelated third party on a non-confidential basis. Information does not lose its Proprietary Information status merely because it was known by other persons or entities or because it did not entirely originate with Polaris. Upon termination of your employment with Polaris for any reason, you agree to deliver to Polaris all materials (in whatever form or format) that include Proprietary Information. You agree and understand that the Proprietary Information and all information contained therein shall be at all times the property of Polaris. Further, upon termination of your employment for any reason, you agree to make available to any person designated by Polaris or any of its subsidiaries all information concerning pending or preceding transactions which may affect the operation of Polaris or any of its subsidiaries about which you have knowledge.

     (b) Noncompetition. It is mutually acknowledged that by virtue of your employment hereunder, Polaris and its subsidiaries will divulge and make accessible to you, and you will become possessed of, certain valuable and confidential information concerning the business and operations of Polaris and its subsidiaries. Without limitation it is also specifically acknowledged that great trust on the part of Polaris and its subsidiaries will reside in you because your duties will include involvement in the management, promotion and development of Polaris’ operations and business. Accordingly, it is necessary to enter into the following protective agreements:
     (i) You agree with Polaris and for the benefit of Polaris and its subsidiaries through the actual date of termination of your employment, and for a period of two years thereafter, you will not own or have any interest in and will not, on your behalf or on the behalf of any third party, perform any services for, directly or indirectly, any person or entity (a “Polaris Competitor”) which engages in a business that Polaris or any of its subsidiaries conducts or contemplates conducting in the near future at the time of the termination of your employment (each, a “Competitive Activity”), except that you may own up to 1% of the outstanding securities of any corporation if such securities are registered under the Securities Exchange Act of 1934, as amended and you may provide services for businesses of Polaris Competitors that are not engaged in or provide goods or services to a Competitive Activity.
     (ii) You agree that during your employment with Polaris and for a period of two years following the termination of such employment that you will not, either directly or indirectly, on your own behalf or in the service or on behalf of others solicit, divert or hire away, or in any manner attempt to solicit, divert or hire away any full-time employee of Polaris or any of its subsidiaries, and whether or not such employment was pursuant to a written or oral contract of employment and whether or not such employment was for a determined period or was at-will.
     7. Retirement; Continued Employment. Upon the completion of the Term, provided that your employment with Polaris has not been terminated prior thereto, you will be eligible to retire from Polaris for all purposes and eligible to participate in the benefit plans and receive the perquisites described in Exhibit C hereto. Notwithstanding the forgoing, you and Polaris have agreed that prior to the end of Term, if your employment at Polaris has not previously terminated, you and Polaris will make a good faith effort to negotiate the terms of an agreement for your continued employment with Polaris through December 31, 2011 in other than an executive officer capacity in which you will provide services to Polaris with respect to such matters as to be determined during such negotiations.
     8. Miscellaneous. You understand and agree that a breach by you of any of the provisions of this Agreement may cause Polaris or its subsidiaries irreparable injury and damage which cannot be compensable by receipt of money damages. You, therefore, expressly agree that Polaris and its subsidiaries shall be entitled, in addition to any other remedies legally available to it, to injunctive and/or other equitable relief to prevent a breach of this Agreement or any part hereof.

     All notices under this Agreement shall be in writing and shall be deemed given if delivered by hand or mailed by registered or certified mail, return receipt requested, to the party to receive the same at the address set forth below or such other address as may have been furnished by proper notice.

Polaris:	Polaris Industries Inc.
2100 Highway 55
Medina, Minnesota 55340
Attention: Secretary

You:	Thomas C. Tiller
[Address]
     This Agreement is entered into in the State of Minnesota and shall be construed, interpreted and enforced according to the statutes, rules of law and court decisions of the State of Minnesota.
     The provisions of Sections 5, 6 and 8 will survive any termination of this Agreement.
     This Agreement and the Change in Control Agreement constitute the entire understanding of the parties hereto and supersede all prior understandings, whether written or oral, between the parties with respect to your employment with Polaris.
     Please sign and return a copy of this letter indicating that you accept our offer and confirming the terms of your employment.

Very truly yours,

Polaris Industries Inc.

/s/Gregory R. Palen

By Gregory R. Palen
Chairman of the Board of Directors
Accepted and Confirmed:
January 18, 2007

/s/Thomas C. Tiller Thomas C. Tiller

EXHIBIT C
RETIREMENT PERQUISITES

Medical Insurance and Physical Exams (“Medical Benefits”)	Polaris will provide individual medical insurance through Blue Cross/Blue Shield or cash equivalent for eligible retirees and spouses. Full coverage is provided through age 64 then coverage coincides with Medicare B for age 65+. Details are outlined in the plan documents. Continued annual physicals at the Mayo Clinic for retired officer and spouse in accordance with the active officer benefit.

Dental Insurance (“Dental Benefits”)	Dental insurance will be continued for the retiree and spouse at the same coverage level and with the same provider as an active Polaris employee.
If you become employed by another employer and are eligible to receive Medical Benefits or Dental Benefits under another employer-provided plan, the Medical Benefits and Dental Benefits described herein shall be secondary to those provided under such other plan.

Company Products	Continued use of Company products in accordance with the policy applicable to you as Chief Executive Officer.

Travel Arrangements/Company Airplane	Continued use of the Company’s travel agent for travel arrangements and use of the company airplane in accordance with the active officer benefit.

Secretarial Services	Secretarial services and reasonable office facilities will be provided at Company’s expense.
For purposes of paragraph 3(f) of the Agreement, if at the time of your retirement you are a “specified employee” (within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations thereunder (the “Code”)), (i) you will not be permitted to use any Company products, the Company airplane or the Company’s travel agent during the six-month period beginning on the date of your separation from service (within the meaning of Section 409A of the Code), and (ii) you must pay the cost of any secretarial services provided during the six-month period beginning on the date of your separation from service and the Company will reimburse you for the cost of any such services at the end of such six-month period.